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April 8, 2013	Reid B. Adams T +1 212 596 9209 F +1 646 728 2711 reid.adams@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Dominic Minore, Esq.

Re:	Highland Funds II (the “Registrant”)

Responses to Comments on Post-Effective Amendment No. 109

File Nos. 033-51308 and 811-07142

Dear Mr. Minore:

I am writing on behalf of the Registrant to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 109 to the Trust’s Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 112 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (“Amendment 109/112”), which you provided orally via telephone on March 28, 2013. The Registrant filed Amendment 109/112, pursuant to Rule 485(a) under the 1933 Act, on February 8, 2013 relating Highland Core America Equity Fund (to be renamed “Highland Global Allocation Fund”) (the “Fund”). Summaries of the Staff’s comments and the Registrant’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement (the “Amendment”), which will be filed on or about April 9, 2013 pursuant to Rule 485(b) under the 1933 Act.

Prospectus

Investment Objective

1.	Please provide a more detailed discussion of the investment objective under the Principal Investment Strategies section. In particular, please address whether the inclusion of future income is to the exclusion of interest income.

Mr. Dominic Minore	- 2 -	April 8, 2013

Response:

The Registrant confirms that the Fund’s investment objective is not intended to exclude interest income. More generally, the Registrant believes that the additional language in the Fund’s investment objective (to seek future income) is not a phrase commonly understood to connote a particular investment style or strategy, has not in the past altered the way in which the fund has been managed (as compared to if the strategy had been simply to seek long-term growth of capital) and will not in the future impact the portfolio of investments sought by the portfolio managers. At the same time, the Registrant believes that the inclusion of future income is consistent with the Fund’s primary objective to seek long-term growth of capital. Accordingly, the Trust believes that additional disclosure regarding future income would be unlikely to enhance shareholder understanding. Further, because the Fund’s investment objective may not be changed without the approval of the Fund’s shareholders, the Registrant has determined that the costs of revising its investment objective to remove language that is consistent, albeit superfluous, with its primary investment objective to seek long-term growth of capital, would not be in the shareholders’ best interests.

Fees and Expenses

2.	Please confirm that the fees presented in the Fees and Expenses table will not change from those provided in the annual update of the Prospectus and Statement of Additional Information for Highland Core America Equity Fund (formerly Pyxis Core America Equity Fund) in Post-Effective Amendment No. 107 under the Securities Act, and Amendment No. 110 under the 1940 Act, to the Registrant’s Registration Statement on Form N-1A, as amended on February 8, 2013.

Response:

The Registrant confirms that the Fees and Expenses table will not change from the above-referenced filing.

3.	Please remove the phrase “but greater than 0.005%” from footnote 2 to the Annual Fund Operating Expenses table.

Response:

The requested change has been made.

Principal Investment Strategies

4.	Please disclose how the Fund defines “non-U.S. issuer” in the Prospectus.

Mr. Dominic Minore	- 3 -	April 8, 2013

Response:

The requested change has been made. The Registrant has added the following disclosure under “Principal Investment Strategies.”

For purposes of determining whether securities held by the Fund are securities of a non-U.S. issuer, a company is considered to be a non-U.S. issuer if the company’s securities principally trade on a market outside of the United States, the company derives a majority of its revenues or profits outside of the United States, or the company is significantly exposed to the economic fortunes and risks of regions outside the United States.

5.	Please define the Fund’s “global” strategy as investing at least 40% of the Fund’s assets outside of the United States under normal market conditions.

Response:

The requested change has been made. The Registrant has added the following disclosure under “Principal Investment Strategies”:

Under normal market conditions, the Fund intends to invest . . . at least 40% of its net assets in securities of non-U.S. issuers. While the Fund’s investments in securities of non-U.S. issuers may from time to time represent less than 40% of its net assets, the Fund intends to invest approximately 30% or more of its net assets in securities of non-U.S. issuers at all times.

6.	If there is no minimum amount of net assets that will be invested in non-U.S., non-equity securities, please disclose that the Fund may invest in such securities without limit. Alternatively, please disclose the minimum amount of net assets that will be invested in non-U.S., non-equity securities.

Response:

The Registrant confirms that there is no minimum amount of net assets that will be invested in non-U.S., non-equity securities and notes that it has disclosed in its Principal Investment Strategies section that it will invest at least 50% of its net assets in equity securities. As a result, the Fund could not invest without limit in other securities, and the Registrant believes that providing this disclosure would be misleading to investors.

Mr. Dominic Minore	- 4 -	April 8, 2013

7.	Please clarify that “[s]ecurities may be denominated in any currency and may be located in emerging markets” without limit.

Response:

The requested change has been made.

8.	Please explain what is meant by “the portfolio manager will also consider companies that have the potential to pay dividends in the future,” including whether any minimum period of time is the focus of the consideration.

Response:

The language cited above has been removed.

9.	Please include the criteria under which the Fund will decide to sell securities.

Response:

The Registrant has added the following disclosure to the Principal Investment Strategies section of the Prospectus to explain the criteria the Fund will use in deciding to sell securities:

The portfolio manager may sell a security for a variety of reasons, such as to invest in a company offering superior investment opportunities.

10.	Please clarify whether investments in non-U.S. currencies will be for hedging purposes, speculative purposes, or both.

Response:

The requested change has been made. The Registrant has revised the relevant disclosure to read as follows: “The Fund may also invest in non-U.S. currencies for hedging and speculative purposes.”

11.	Given that acquired fund fees and expenses have historically been less than one basis point for the Fund, please confirm that investments in pooled investment vehicles, including exchange-traded funds (“ETFs”), will be a significant portion of the Fund’s investment strategy. If so, please disclose the categories of pooled investment vehicles in which the Fund will invest.

Mr. Dominic Minore	- 5 -	April 8, 2013

Response:

While the Registrant does not currently have significant investment exposure to other pooled investment vehicles, such as ETFs, the Registrant expects that pooled investment vehicles will at times be a significant aspect of the Fund’s investment strategy. As a result, the Registrant has revised the relevant disclosure to read as follows:

In addition, the Fund may invest in pooled investment vehicles, including exchange-traded funds (“ETFs”). The Fund’s portfolio may include pooled investment vehicles that provide exposure to foreign equity securities and that invest in both developed and emerging markets, including ETFs that seek to track the performance of securities of a single country.

12.	Please confirm that the observations on derivatives-related disclosure made in the Division of Investment Management’s letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) have been addressed in Principal Investment Strategies.

Response:

The Registrant has made the following revision to clarify the types of investments that may be used for risk management and speculative purposes (underlined text indicates additional language). The Registrant believes that the Amendment, as revised in response to the Staff’s comments, addresses the observations in letter referenced above.

The Fund may also use derivatives, primarily swaps, options and futures contracts, as substitutes for securities in which the Fund can invest. The Fund may also use derivatives, such as options and foreign currency transactions, to an unlimited extent to hedge various investments for risk management and speculative purposes.

Principal Risks

13.	Please revise Item 4 and Item 9 risk disclosure so that the Item 9 risk disclosure is more expansive and the Item 4 risk disclosure is a summary of the Item 9 risk disclosure.

Response:

The requested change has been made.

Mr. Dominic Minore	- 6 -	April 8, 2013

14.	Please confirm that the Registrant will provide a supplement to the Prospectus under Rule 497 if at any time more than 25% of assets represent issuers located in a single foreign country to explain the risks arising from such concentration.

Response:

The Registrant believes that the current risk disclosure adequately addresses the risks associated with the countries in which the Fund invests and notes that, with the exception of the United States, the Fund does not currently have more than 25% of its total assets invested in any one country. The Registrant undertakes to update the relevant disclosure should the Fund invest more than 25% of its assets in a single foreign country and it believes that its current risk disclosure no longer adequately addresses the risks associated with investment exposure to that country.

15.	Please consider adding risk disclosure to address the Fund’s foreign bank deposits holdings.

Response:

The Registrant has made the requested change by adding the following risk factor:

Foreign Financial Institutions Risk is the risk associated with obligations of foreign banks, which are somewhat different investment risks than those affecting obligations of United States banks. The risks of obligations of foreign banks include the possibilities that their liquidity could be impaired because of future political and economic developments, that their obligations may be less marketable than comparable obligations of United States banks, that foreign deposits may be seized or nationalized, and that foreign governmental restrictions such as exchange controls may be adopted which might adversely affect the payment of principal and interest on those obligations. These risks are in addition to other risks of foreign investments as described under “Foreign Investment Risk” below. Foreign banks are not generally subject to examination by any United States Government agency or instrumentality.

16.	Under “Foreign Investment Risk,” please describe the risks relating to the reduced transparency and availability of information for non-U.S. investments and relating to foreign taxes to which the Fund might be subject.

Response:

The requested change has been made. The Registrant has added the following disclosure, which is also located under “Additional Information About Principal Risks,” to its “Principal Risks” section:

Mr. Dominic Minore	- 7 -	April 8, 2013

There may be less information publicly available about foreign issuers than about most publicly-traded U.S. companies, and foreign issuers are usually not subject to accounting, auditing and financial reporting standards and practices as stringent as those in the United States. In addition, the Fund may be subject to non-U.S. taxes, including potentially on a retroactive basis, on (i) capital gains it realizes or dividends or interest it receives on non-U.S. securities, (ii) transactions in those securities and (iii) the repatriation of proceeds generated from the sale of those securities.

More on Strategies, Risks and Disclosure of Portfolio Holdings

17.	Please revise the definitions under “Important Definitions” to include only those relevant in this version of the Prospectus.

Response:

The requested change has been made.

Additional Information About Principal Investment Strategies

18.	Please provide more detailed disclosure regarding principal investment strategies, as required by Item 9 of Form N-1A.

Response:

The Registrant notes that its Item 9 disclosure regarding principal investment strategies begins with the following cross-reference to its Item 4 principal investment strategies disclosure: “In addition to the Fund’s principal investment strategies described earlier in this Prospectus . . .” Accordingly, the Registrant believes that its disclosure is compliant with the requirements of Item 9.

19.	Under the paragraph labeled “Leveraged Investment Techniques and Short Positions,” please disclose that the Fund could be exposed to unlimited losses due to naked short sales. Please also confirm that dividends and interest accrued from securities that the Fund borrowed for short sales and owed to the lender are included in the fee table.

Response:

The Registrant has made the requested change by adding the following disclosure to the “Leveraged Investment Techniques and Short Positions” paragraph:

The Fund will incur a gain if the price of the security declines between the date of the short sale and the date on which the fund replaces the borrowed security; and the Fund will incur a loss if the price of the security increases between those dates. Such a loss is theoretically unlimited since the potential increase in the market price of the security sold short is not limited.

Mr. Dominic Minore	- 8 -	April 8, 2013

The Registrant confirms that dividends and interest accrued in relation to borrowing securities for short sales are/will be included in the fee table.

20.	Under the paragraph labeled “Cash and Temporary Defensive Positions,” please clarify that “equitize cash” is a defined term.

Response:

The requested change has been made.

Statement of Additional Information

Investment Restrictions

21.	In the “Investment Restrictions” section, in each instance where the Fund includes a statement to the effect of “to the extent permitted by applicable law,” please provide a narrative of what is currently permitted.

Response:

The Registrant is not aware of any requirement in Form N-1A to describe all applicable laws that relate to investment restrictions, and therefore, the Registrant respectfully declines to include such disclosure. The Registrant believes that the disclosure in the “Fundamental Investment Restrictions” section of the Fund’s Statement of Additional Information includes the disclosure required by Item 16(c) of Form N-1A, and notes that the disclosure has been approved by shareholders of the Fund. The Registrant further notes that Rule 421 under the Securities Act does not apply to Part B of Form N-1A.

22.	Please confirm that the Fund has adequately described “permitted leverage investments” and disclosed current limitations on the Fund’s ability to otherwise borrow presented under fundamental investment restriction number 1 in narrative disclosures as required by SEC Release No. 10666.

Response:

The Registrant includes the following disclosure under “Notes to Investment Restrictions:”

Mr. Dominic Minore	- 9 -	April 8, 2013

Provisions of the 1940 Act require the Fund to maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed from a bank, with an exception for borrowings not in excess of 5% of the Fund’s total assets made for temporary administrative purposes. Any borrowings for temporary administrative purposes in excess of 5% of the Fund’s total assets must maintain continuous asset coverage. If the 300% asset coverage should decline as a result of market fluctuations or other reasons, the Fund may be required to sell some of its portfolio holdings within three days to reduce the debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint if the Fund sells holdings at that time.

The Registrant believes that “permitted leveraged investments” and limitations on the Fund’s ability to borrow are adequately addressed in the Fund’s Statement of Additional Information under “Reverse Repurchase Agreements,” “Lending Portfolio Securities,” and “Notes to Investment Restrictions.”

23.	Please clarify how the phrase “in any one industry” is intended to apply in fundamental investment restriction number 4 and consider adding “or group of industries” at the end of such phrase.

Response:

Section 8(b)(1) of the 1940 Act requires a registered investment company to recite in its registration statement its policy with respect to, among other things, “concentrating investments in a particular industry or group of industries.” Guide 19 states that “[i]t is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration.” The Registrant respectfully notes that neither the 1940 Act nor regulations thereunder define “industry” or “group of industries” for the purpose of Section 8(b)(1) of the 1940 Act, and that a fund is free to define an industry in any reasonable way (see In re Charles Schwab Corp. Sec. Litig., No. C-08-01510 WHA, 2010 WL 1261705 (N.D. Cal. Mar. 30, 2010)). For these reasons, the Registrant takes the view that its policy not to make investments that will result in the concentration of its assets in securities of any one industry satisfies the requirements of Section 8(b)(1). Therefore, the Registrant respectfully declines to revise its concentration disclosure.

24.	Please add a non-fundamental investment restriction stating that the Fund will not purchase any securities while outstanding borrowing by the Fund represents more than 5% of the Fund’s total assets, or alternatively, add leverage risk disclosure in the Fund’s prospectus.

Mr. Dominic Minore	- 10 -	April 8, 2013

Response:

The Registrant includes the following responsive disclosure under “Notes to Investment Restrictions:”

Provisions of the 1940 Act require the Fund to maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed from a bank, with an exception for borrowings not in excess of 5% of the Fund’s total assets made for temporary administrative purposes. Any borrowings for temporary administrative purposes in excess of 5% of the Fund’s total assets must maintain continuous asset coverage. If the 300% asset coverage should decline as a result of market fluctuations or other reasons, the Fund may be required to sell some of its portfolio holdings within three days to reduce the debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint if the Fund sells holdings at that time.

Financial Statements

25.	Please confirm that the Amendment will include the consent of the independent registered public accounting firm.

Response:

The Registrant confirms that the Amendment will contain the required consent of the independent registered public accounting firm.

* * * * *

As instructed by the Staff, the Registrant is also submitting the following:

The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Staff comments or changes to disclosure in response to Staff comments in the Amendment reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Registrant may not assert Staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Dominic Minore	- 11 -	April 8, 2013

Please direct any questions concerning this letter to the undersigned at (212) 596-9209.

Sincerely,

/s/ Reid B. Adams

Reid B. Adams

cc:	Ethan Powell, Pyxis Capital, L.P.

Rajib Chanda, Esq.